NewsRelease

TransCanada to Terminate Alberta Power Purchase Arrangements

Calgary, Alberta - March 7, 2016 - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced plans to terminate its Alberta Power Purchase Arrangements (PPAs). This termination affects the Sheerness, Sundance A and Sundance B PPAs.

“The agreements contain a provision that permits the PPA buyers to terminate the PPAs if there is a change in the law that makes the agreements unprofitable,” said Bill Taylor, TransCanada’s executive vice-president and president, Energy. “We have made the decision to exercise this right.”

Unprofitable market conditions are expected to continue as costs related to CO2 emissions have increased and they are forecast to continue to increase over the remaining term of the PPA agreements.  The company expects the termination will improve cash flow and comparable earnings in the near term.

As a result of its decision to terminate the PPAs, the company expects to record a non-cash charge of approximately $235 million pre-tax ($175 million after-tax) which represents the remaining net book value associated with the company's original investment in the PPAs.

“The company does not view this action on the PPAs as a full retreat from the Alberta power market,” added Taylor. “TransCanada has a robust gas-fired cogeneration business totaling 438 megawatts at four sites.  These low cost and low CO2 emitting gas units are expected to perform well even in today’s market environment.”

Investment opportunities remain in the Alberta power market and are expected to begin with new wind projects and later with the need for gas-fired power capacity required to replace retiring coal-fired plants.  TransCanada filed a public submission to the Alberta Government last fall offering suggestions on how to create the right investment environment for renewable energy projects and thermal resources needed to maintain reliability in the province.

ABOUT TRANSCANADA
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 67,000 kilometres (42,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 13,100 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated February 11, 2016 and 2015 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522